Exhibit 21.1
List of Subsidiaries

Entity's name for conducting business	Jurisdiction of incorporation

Omnicell Pty Ltd	Australia

Omnicell (Beijing) Technology Co. Ltd	China

Omnicell GmbH	Germany

Omnicell SAS	France

Omnicell S.r.l.	Italy

Omnicell India Private Limited	India

Omnicell B.V.	Netherlands

Omnicell Limited	United Kingdom

Hub and Spoke Innovations Limited	United Kingdom

ateb, Inc.	United States

RxInnovation Inc.	United States

FDS, Inc.	United States

FDS Insurance Agency, LLC	United States

MarkeTouch Media, LLC	United States

MedPak Holdings, Inc.	United States

MTS Medication Technologies, Inc.	United States

MTS Packaging Systems, Inc.	United States

Omnicell International, LLC	United States

Omnicell Specialty Pharmacy Services, Inc.	United States